VIA EDGAR

June 1, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Micro Imaging Technology, Inc.
Registration Statement on Form S-1 (File No. 333-180816)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Micro Imaging Technology, Inc. (the “Registrant”), hereby applies for an order granting withdrawal of the Registration Statement on Form S-1, together with all exhibits thereto, File No. 333-180816 (collectively, the “Registration Statement”). The Registration Statement was ultimately filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2012, and went “effective” on May 9, 2012.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Dieterich & Associates, Attn: Christopher H. Dieterich, 11835 West Olympic Blvd., Suite 1235, Los Angeles, California 90064, facsimile number (310) 312-6680.

If you have any questions regarding the foregoing application for withdrawal, please contact Christopher Dieterich of Dieterich & Associates at (310) 312-6888.

Respectfully submitted,

MICRO IMAGING TECHNOLOGY, INC.

/s/JeffreyNunez
JeffreyNunez,President
MicroImagingTechnology,Inc.